Management’s Discussion and Analysis

December 31, 2008

This Management’s Discussion and Analysis (MD&A) is dated April 29, 2009, and should be read in conjunction with the audited financial statements for the year ended December 31, 2008. This and other information relating to Genoil Inc. are available on SEDAR at www.sedar.com, as well as EDGAR at www.sec.gov.

BUSINESS OF THE CORPORATION

Genoil Inc. is a technology development company based in Alberta, Canada. The company has developed innovative hydrocarbon and oil and water separation technologies.

The company specializes in heavy oil upgrading, oily water separation, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining, marine and related markets.

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU®), an improved hydrogenation process that upgrades and increases the yields from high sulphur, acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels; and the Crystal separator, a unique process for multi-stage separation of immiscible phases with different densities. Our Crystal Sea product is a bilge water separation system and the newest generation of our existing Crystal technology designed for marine use.

The Company currently has 12 full time employees and 3 full time contracted consultants located in three principal offices – Calgary, AB, Edmonton AB, and New York, NY. In addition, the Company operates a heavy oil upgrading pilot facility in Two Hills, AB, with a capacity of 10 barrels per day where heavy oil and residue samples are upgraded for potential clients testing.

Genoil’s sales and marketing operations are run through a worldwide network of commissioned technical sales agents.

The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

Genoil Hydroconversion Upgrader

Genoil has been primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU®).

The GHU® converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU® process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

Genoil has both a US and a Canadian patent for its GHU® process. Its pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

Crystal Oil and Water Separators

The Genoil Water Treatment Department has recently increased its significance in the business model of the company. Initially developed for the bilge area of the ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports. Genoil’s Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process. The company is in the process of developing scaled up units that can handle larger volumes.

Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc., in Salt Lake City, Utah. The Crystal Sea units are state-of-the-art bilge separators that have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49) in 2007. IMO regulations require bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less than 5 ppm for discharge into inland waters. Subsequently, our bilge oily water separators have been certified by the American Bureau of Shipping (ABS).

New built ships are required to have bilge water cleaning systems that meet the higher international pollution standards. Also, all ships built prior to 2007 have to meet those standards by 2009. A ship’s bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. This water is heavily contaminated and often pumped out as boats enter ports. The oily water released into the water of harbours and bays significantly pollutes the environment. Genoil is focusing on this market growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean. The company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies. Genoil also expects to address the global contamination of port’s water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.

Genoil is partnering with a Canadian testing advisor to the cruise ship and ferry industries in order to set up testing agreements with various ship owners. Genoil has also partnered with international agents and a manufacturer to roll out the Crystal technology for ports in Asia, Middle East and other areas. As the oily water separator market is a mature market with several well-known and established companies who dominate sales, Genoil believes future testing agreements will help overcome the challenge.

Genoil has both a US and a Canadian patent for the Crystal technology, as well as a PCT application. There are at least 10 separators in operation in Romania, which were sold by the inventor, before Genoil acquired the rights to the technology.

BUSINESS PROSPECTS

The Company does not expect to generate significant revenue or cash flow from its technologies or services in the first half of 2009, and possibly beyond.

The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the implementation of the oily water separation technology for marine use or on-shore units for ports.

On a larger scale, Genoil also expects to generate revenues for the design, implementation and procurement of its GHU® systems and/or the licensing of its intellectual property.

The Corporation has accumulated losses of $63 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s Crystal units is Genoil’s key short-term goal, while the GHU® represents the next phase in the Company’s growth.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

ACTIVITIES

Oily-water separation technologies

Several entities are looking at the Crystal Sea technology to clean their heavily oil-contaminated ports and coastal waterways. Genoil has recently signed Memorandums of Understanding (“MOU”) with three major Chinese ports to protect ocean and coastal waters. These MOU’s with Qinhuangdao, Tianjin and Tangshan ports are for the implementation of Genoil’s oil-water separation system to treat and clean bilge water with on shore based separators. These three ports are some of the busiest and largest in China.

Qinhuangdao Port is the eleventh largest port in the world, in terms of tonnage shipped. It is strategically located for transporting coal from the north to the south of China, handling approximately 50 percent of China’s coal shipments, or 200 million tons annually making the port the world’s largest coal loading port. Tianjin Port is located 170 km south east of Beijing and east of Tianjin city – China’s third largest city. During 2008, Tianjin Port handled 354 million tons of cargo making it the largest port in north China, and one of the largest in the world. Tangshan Port is located southeast of Tangshan City, at Bohai Bay in Hebei province, east of Tianjin and west of Qinhuangdao.

To speed up the final implementation of these projects, Genoil expects to have at least one unit installed within the next months to demonstrate the efficiency of Genoil’s equipment at eliminating oil from the water in a ship’s bilge, and return clean water back to the waterway. This unit will be produced by Genoil’s manufacturing partner DongHwa Entec Co., Ltd.

On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. Located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ships, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.

The Company’s plan is to organize manufacturing facilities for regional locations to reduce transportation costs and expedite deliveries by shorter shipping distances. With DongHwa covering the Pacific Rim, Genoil is in the process of determining other low-cost manufacturing centers to serve the Caspian Sea area, Europe, and other major markets. As a result, this should allow Genoil to efficiently manufacture and ship at competitive prices.

The Company also signed a joint venture agreement with The Clarendon Group to co-operate internationally in the promotion, marketing, sales, service provision and logistics of Genoil's Crystal Oily Water Separators. The Clarendon Group, based in London, England, provides international financial expertise having extensive knowledge and experience in new technologies and key contacts in ports and port servicing companies internationally. Clarendon Group has made significant contacts in Malaysia, Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the United Kingdom and other parts of Europe.

Heavy oil upgrading technology

Hayitiong refinery project

Hayitiong (HYT), formerly Hebei Zhongjie Petrochemical Group Company Ltd. and Genoil Inc. signed a letter of intent (LOI) in October 2006 for a 19,000 barrel per day upgrader that is planned to be built at the HYT refinery in Nampaihe Town, Huanghua City, Hebei, China. Genoil tested oil samples of the feedstock to be processed in the upgrader during the third quarter of 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU®. After completing all laboratory analysis, our engineering team completed the first level of design of the planned upgrading unit (FEED study).

The completion of the FEED study allows for the detailed design of the GHU® upgrader setup specifically required for the configuration at this refinery and enabled Genoil to obtain quotes to manufacture and install the plant components. This enabled our Chinese Engineering, Procurement and Construction ("EPC") firm to estimate the cost to build the plant and to estimate profitability with 75% accuracy. Additionally, the FEED study aids in calculation of the economics and ability to finance the project, allowing for better estimation of the full cost of the plant. At present, the cost for the Genoil Hydroconversion Upgrader system to be built in HYT’s refinery is estimated at a total of $170 million.

HYT and Genoil have signed a revised LOI that reflects more favourable terms for this deal, especially with respect to the financing. Genoil’s initial contribution has been considerably reduced, with the balance of the project expected to be raised jointly by the parties using the project’s assets as collateral for a loan from local financial institutions. The Company believes that these new LOI terms will help enhance the marketability of the financing for the project.

Construction of this first GHU commercial unit remains subject to appropriate project financing and subsequent completion of the definitive agreement between the parties. Once the project funding is secured, Genoil will hand the design to the EPC contractor to complete the detailed design, to procure all the parts and oversee the construction of the plant.

The HYT Genoil Upgrader will combine the proprietary Genoil Hydroconversion Unit (GHU®) and an Integrated Gasification Combined Cycle section (IGCC), which will result in a bottomless, self-sufficient (hydrogen, power, steam, etc.) upgrading facility.

Convertible Notes

Short term notes (and attached warrants) from entities affiliated with the Corporation's Chairman and Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. The new notes have a face value of $1,227,356, a term of one year, carry interest at 12% and are convertible into common shares at $0.27. The notes have 1,136,442 warrants attached that have an exercise price of $0.41 and a term of one year.

OVERALL PERFORMANCE

As the Company has no significant sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended December 31, 2008 and the seven preceding quarters:

	2007-Q1	2007-Q2	2007-Q3	2007-Q4	2008-Q1	2008-Q2	2008-Q3	2008-Q4

Working capital (deficiency)	(1,185,888)	2,733	(630,875)	(2,188,243)	(1,578,687)	(2,861,951)	(1,145,591)	(1,814,931)

Long term debt	2,222,230	2,231,225	2,293,807	138,611	142,758	146,905	151,052	155,199

Total assets	5,436,438	6,513,147	5,428,009	5,239,656	5,102,569	5,300,680	5,324,045	4,933,724

Accumulated deficit	45,608,907	49,924,544	51,934,068	55,122,053	58,585,694	59,719,412	61,727,950	62,889,226

Cash used in operations	1,226,047	1,102,765	1,315,226	1,642,405	1,192,578	1,247,897	816,004	622,160

SELECTED EXPENSES

	2007-Q1	2007-Q2	2007-Q3	2007-Q4	2008-Q1	2008-Q2	2008-Q3	2008-Q4

Human resources	591,757	673,864	651,865	530,241	562,335	474,263	339,713	375,356

Business development	280,555	259,671	112,410	175,697	201,833	128,670	262,807	97,791

Professional fees	114,836	116,980	88,311	301,473	117,051	196,121	7,652	119,019

Stock-based compensation	349,850	2,434,987	468,433	1,416,285	2,106,373	(409,600)	987,291	177,803

In order to reduce it’s cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs. Severance payments caused the increase in the fourth quarter.

Business development consists mainly of travel expenses to China and the Middle East.

Professional fees are seasonal due to audit fees being incurred at the end of the year.

LIQUIDITY

The Company used $4,013,782 cash in its operations during the year, down from $5,175,014 in the previous year due to efforts to reduce expenses in all areas.

On March 3, 2008, the Company raised C$247,075 in a private placement. The Company issued 378,787 shares at US$0.66 and 94,696 warrants with an exercise price of US$0.99 and a term of 5 years.

At the beginning of May 2008, Genoil announced a new bridge financing from the company’s CEO. The previous $1 million credit facility was replaced by a one year, $5 million facility that bears no interest and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year. Under the terms of this agreement, the CEO agreed to lend to the Company up to an aggregate of $5 million, provided that the amounts have been pre-approved by the CEO. Any amounts repaid shall not be subject to being redrawn and shall reduce the aggregate commitment. Upon the repayment of all advances at any time, this facility shall terminate immediately. Any amounts not repaid on May 12, 2009 will accrue interest at 12%.

During July the company, through a private placement, raised US$2,565,682 by issuing 11,155,132 common shares at US$0.23 with 2,788,777 warrants at $0.29 and a term of two years attached. Of this US$1,036,410 was used to repay the balance outstanding under the funding agreement from the CEO.

The Company’s operations continue to consume cash. As it has in the past, the Company will rely on its CEO to infuse further funding to support its working capital requirements for the foreseeable future.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU® and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company’s use of cash may increase in the future as it expands operations to meet near term business opportunities. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no outstanding commitments for capital expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See “Liquidity” above for details of funding arrangements made with the Chairman and CEO of the Company.

ACCOUNTING POLICIES

Adoption of new accounting policies during the period is adequately described in note 2 to the financial statements, none of which had a significant impact on the Company.

The CICA Accounting Standards Board announced that Canadian reporting issuers will be required to report under International Financial Reporting Standards (“IFRS”) starting in 2011. The impact of the transition on the Company’s consolidated financial statements is currently being evaluated.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on December 31, 2008:

Number
Shares outstanding	262,283,150
Issuable under:
Options	34,202,500
Warrants	9,940,735
Convertible notes	5,372,495

311,798,880

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the year ended December 31, 2008 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

The Company's internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2008 due to the following material weakness:

  Due to the small size of the Company, it did not maintain effective segregation of duties over certain transactions leading to ineffective monitoring, supervision and potential misappropriation of assets.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Meyers Norris Penny LLP, the Company’s independent registered public accounting firm.

Remediation to Address Material Weakness

The Company does not plan to remediate the above mentioned weakness as the cost would outweigh the benefits.

Changes in Internal Control over Financial Reporting

The company remediated other material weaknesses reported in 2007.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

INTEREST RATE RISK

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the long term convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At December 31, 2008, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.